VIA EDGAR
June 14, 2019
Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Frank Knapp, Staff Accountant
Melissa Kindelan, Staff Accountant

Re:     Pegasystems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 20, 2019
File No. 001-11859

Ladies and Gentlemen:
Pegasystems Inc. (“Pegasystems,” the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 7, 2019, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-11859) originally filed with the Commission on February 20, 2019 (the “Form 10-K”).
In this letter, the comments from the Staff have been recited and italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018
Management Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 21

1.
We note the decline in gross profit resulting from the shift to cloud arrangements and the decrease in income (loss) from operations from fiscal year 2017 to 2018, which continued into the first quarter of 2019. Please tell us how long you believe this trend will continue and revise, as necessary, to include a discussion of any known trends that have had or that you reasonably expect will have an impact on revenue and income (loss) from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

We respectfully advise the Staff that since we began our strategy of transitioning to cloud arrangements in 2017, we have experienced fluctuations in our cloud revenue, which resulted in fluctuations of gross profit and income (loss) from operations. Because of this fluctuation, we do not believe there is a trend yet. Assuming a four to five year transition period to a cloud/software-as-a-service model, as we’ve observed in some of our peers, our transition to cloud would likely continue until sometime in 2022, at which point we would expect to see gross profit and operating margin improvement and normalization.
The timing of this transition is dependent on several unknown variables that make the predictability of future revenue mix, and consequently margin trends, uncertain. These include but are not limited to:

•	Our Cloud Choice strategy gives our clients the flexibility to select, and change as needed, the best architecture for their business;

•
Compliance with increasing regulatory restrictions related to data privacy and security in the jurisdictions and industries in which our clients operate, which may temper clients’ adoption of cloud; and

•	Our ability to appropriately manage our expenses to achieve scalability as we transition to cloud, without sacrificing investments in cloud service, product development, and sales capacity.

We believe we have made adequate disclosures pursuant to Item 303(a)(3)(ii) of Regulation S-K regarding the known uncertainty in future revenue and gross profit predictability due to the continued shift to cloud.
We have disclosed in the “Revenue” and “Gross profit” sections of the Results of Operations in Item 7, that we may experience slower total revenue and gross profit growth due to the shift to cloud arrangements because of the typical timing of cloud versus license revenue recognition patterns. We have also disclosed such uncertainty in our risk factor “The timing of our license and cloud revenue is difficult to predict accurately, which may cause our operating results to vary considerably” in Item 1A of our Form 10-K for the year ended December 31, 2018.
Given the uncertainties noted above, we are not currently able to predict the future impact to gross profit and income (loss) from operations resulting from the shift to cloud with reasonable certainty. As soon as such a trend or the timing or length of such trend is discernable, we will make the necessary disclosures in our filings pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies

Revenue page 39

2.
You indicate that your arrangements can include variable fees such as the option to purchase additional usage of a previously delivered software license. You also note that you include an estimate of these variable fees in the total transaction price based on expected purchase volumes. Please further explain the variable fees in these arrangements including how the additional usage is related to the delivered software license, how such fees are accounted for, as well as your consideration of the guidance in ASC 606-10-55-65. Lastly, tell us the amount of revenue recognized from these variable fees for each period presented.

We respectfully advise the Staff that software license arrangements where the client can make a separate buying decision to acquire incremental software licensing rights include an option. This option is evaluated to determine if it conveys a material right (and not variable consideration). On the other hand, for a portion of our sales of software licenses, the client can acquire additional usage (rather than additional licenses) of a previously delivered software license. In these cases, the Company has concluded that this additional usage represents variable consideration (in the form of a usage-based royalty), as these options convey rights that the client has already obtained and there is no separate buying decision for the client to obtain the additional usage. In these circumstances, we recognize revenue in the period the future option is exercised, which is the period when the underlying sale or usage occurs. This practice is consistent with the guidance of ASC 606-10-55-65, as the fee represents a usage-based royalty related to a license of intellectual property. As disclosed in the Notes to the Consolidated Financial Statements, Note 12 Revenue, Page 50, revenue recognized related to performance obligations delivered in prior periods, including revenue related to this option for additional usage of a previously delivered software license, was immaterial for all periods presented.
In future filings, we will revise our disclosure to clarify the treatment of options to purchase additional usage of a previously delivered software license and consideration of other forms of variable consideration in substantially the form as follows:
Variable Consideration
The Company’s arrangements can include variable fees, such as the acquisition of ~~option to purchase~~ additional usage of a previously delivered software license. In addition, the Company may provide pricing concessions to client, a business practice that also gives rise to variable fees in contracts. For variable fees arising from the client’s acquisition of additional usage of a previously delivered software license, the Company applies the sales and usage- based royalties guidance related to a license of intellectual property and recognizes the revenue in the period the underlying sale or usage occurs. For pricing concessions, and other forms of variable consideration that may arise, the Company includes in the determination of total transaction price an estimate of variable fees if it is probable that a significant reversal of cumulative revenue recognized will not occur. The Company uses the expected value method to estimate variable consideration and the estimates are based on ~~expected purchase volumes and~~ the level of historical price concessions offered to clients. The variable consideration related to pricing concessions and other forms of variable consideration including usage-based fees have not been material to the Company’s consolidated financial statements.

Deferred Contract Costs, page 40

3.
You disclose that deferred contract costs for maintenance renewals and cloud arrangements are amortized over an average expected benefit period of five years. Please further explain whether commissions are earned for each renewal of a maintenance period, such as a one-year term, for example, and if so how you account for such renewal commission. With regards to your cloud arrangements, tells us whether the commissions you refer to are for the initial contract. Also, tell us whether commissions are earned on cloud arrangement renewals and if so, tell us whether they are commensurate with the commissions earned on the initial contract and how you account for such commissions. Revise and clarify your disclosure accordingly. Refer to ASC 340-40-35-1.

We respectfully advise the Staff that we only pay commissions on the initial contract, which may be the sale of a software license, or the initial sale of a cloud subscription. Commissions are not earned or paid on maintenance, upon the renewal of a term software license or the renewal of a cloud subscription. As a result, there are no commensurate commissions paid in renewal periods resulting in the “good or services to which the asset relates” including not only the goods and services in the initial contract term but also renewals. The Company’s typical software license agreement, both for the sale of a perpetual software license or a term software license, includes the sales of the software license and maintenance for one year. The Company’s typical cloud arrangement ranges from three to five years. Based upon the typical length of our software license and cloud arrangements, client attrition rates, our technology life cycle and the competitive marketplace in which our products and services are sold, the Company has determined the expected benefit period of the costs capitalized in accordance with ASC 340-40-35-1 is five years. Because the expected period of benefit for our software license agreements and cloud subscriptions exceeds the initial contract term and the Company does not pay commissions on contract renewals, the Company incorporates expected renewals of maintenance, term software licenses and cloud subscriptions into the allocation of deferred contract costs and related amortization period, consistent with the guidance of ASC 340-40-35-1.
In future filings, we will revise our disclosure to include the following additional language in substantially the same form as the following in response to the Staff’s comment:
Deferred Contract Costs
The Company recognizes an asset for the incremental cost of obtaining a client contract, primarily related to sales commissions. The Company expects to benefit from those costs for more than one year, as the Company only pays sales commissions on the initial contract, and not any subsequent contract renewals. As a result, there are no commensurate commissions paid on contract renewals. Deferred contract costs are allocated to each performance obligation within the contract and expected renewals and amortized in accordance with the transfer of underlying goods and services within those contracts ~~over the expected benefit period of the related performance obligation~~. The expected benefit period is determined based on the length of the client contracts, client attrition rates, the underlying technology life-cycle, and the influence of the competitive marketplace in which the products and services are sold. Deferred costs allocated to maintenance and deferred costs for cloud arrangements are amortized over an average expected benefit period of five years. Deferred costs allocated to software licenses and any expected renewals of term software licenses within the five-year expected benefit period are amortized at the point in time control of the software license is transferred and deferred costs allocated to consulting are amortized over a period that is consistent with the pattern of transfer of control for the related product and services.

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Please direct your question or comments to Efstathios Kouninis at (617) 866-6384.

Very truly yours,

/s/ Kenneth Stillwell
Chief Financial Officer

/s/ Efstathios Kouninis
Chief Accounting Officer